
April 15, 2026

Andrew Shape
Chief Executive Officer
Stran & Company, Inc.
500 Victory Road, Suite 301
Quincy, MA 02171

      Re: Stran & Company, Inc.
           Registration Statement on Form S-3
           Filed April 9, 2026
           File No. 333-294949

Dear Andrew Shape:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kate Beukenkamp at 202-551-3861 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services

cc: Joseph J. Kaufman